

July 20, 2010

R. Douglas Barton
President, CEO, Chairman, Treasurer
Discount Dental Materials, Inc.
4211 W. Magnolia Blvd.
Burbank, CA 91505

> **Re:** **Discount Dental Materials, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed July 14, 2010**
> **File No. 333-166508**

Dear Mr. Barton:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A4 filed July 15, 2010

Prospectus Summary, page 4

1. We note your response to comment one in our letter dated July 8, 2010 and the revised disclosure on page four indicating that Mr. Wolff "has no equity interest" in the registrant. However, we note that exhibit 10.1 and page II-1 of the Form S-1 indicate that legal fees are expected to be approximately $50,000. We also note that Mr. Wolff has deferred payment of legal fees, which appear to be payable in cash or convertible debt pursuant to exhibit 10.1. Please advise us if Mr. Wolff may "receive in connection with the offering, a substantial interest, direct or indirect, in the registrant." It is unclear, for example, if legal fees could not be payable in the form of securities of the registrant in excess of $50,000, and you are relying on Instruction 1 to Item 509. Please revise or advise.

<u>Business, page 20</u>

2.   We note your response to comment two in our July 8, 2010 letter and revised disclosure on page 22. Please revise to briefly clarify the terms "standard or close to standard trade credit."

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Erin Wilson at (202) 551-6047 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Gary B. Wolff
        Fax: (212) 644-6498